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October 22, 2024	vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Energy Infrastructure Corporation (the “Registrant”) Registration Statement on Form N-14 File No. 333-281752

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 23, 2024 and October 1, 2024 with respect to the Registrant’s Registration Statement on Form N-14 filed on September 6, 2024 (the “Registration Statement”) relating to the issuance of common stock of the Registrant, in connection with the proposed merger of Tortoise Midstream Energy Fund, Inc. (the “Target Fund”) with and into a wholly-owned subsidiary of the Registrant. The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Disclosure Comments

1.	Comment: Please confirm that the Registrant will file a Pre-Effective Amendment to the Registration Statement in which all blanks have been completed and from which all brackets have been removed.

2.	Response: The Registrant confirms that it will file Pre-Effective Amendment No. 1 to the Registration Statement in which all blanks will be completed and from which all brackets will be removed.

2.	Comment: Please confirm that the forms of proxy card will be filed as an exhibit to Pre-Effective Amendment No. 1.

Response: The Registrant confirms that the forms of proxy card will be filed as Exhibit 18 to Pre-Effective Amendment No. 1 to the Registration Statement.

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October 22, 2024

3.	Comment: Please revise the disclosure in the Q&A to include the shares of common stock required to be present at the Meeting necessary to constitute a quorum and the voting threshold to approve the Merger.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

4.	Comment: In the Q&A, the response to the question “Why am I receiving the enclosed Joint Proxy Statement/Prospectus?” refers to the Merger of each Target Fund with and into a wholly-owned subsidiary of the Registrant, but later the Joint Proxy Statement/Prospectus refers to a second-step merger in which the wholly-owned subsidiary merges with and into the Registrant. Please revise the disclosure in the Q&A to explain the chronology of the two-step merger process or add a cross-reference to the more detailed discussion in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

5.	Comment: Please revise the disclosure in the Joint Proxy Statement/Prospectus to clarify whether the Merger was approved unanimously by the Boards of the Funds or by a majority of the members of the Boards of the Funds.

Response: The Registrant has revised the disclosure to state the Merger was unanimously approved by the Boards.

6.	Comment: In the Q&A, the response to the question “Why is the Merger being recommended by each Board?” discusses that the potential for higher common stock net earnings and distribution levels following the Merger considered by the Boards are due “in part” to operating economies from the combined fund’s scale. Please revise the disclosure in the Q&A and elsewhere to explain whether factors other than the combined fund’s scale are expected to increase the potential for higher common stock net earnings and distribution levels.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

7.	Comment: In the Q&A, regarding the response to the question “Why is the Merger being recommended by each Board?”, please explain supplementally whether the Boards considered the total fund operating expense ratios and, if so, add disclosure to that effect.

Response: The Registrant confirms that the Boards considered total operating expense ratios and has revised the disclosure accordingly.

8.	Comment: In the Q&A, regarding the response to the question “Why is the Merger being recommended by each Board?”, please explain supplementally whether the Boards considered performance history of each Fund and, if so, add disclosure to that effect.

Response: The Registrant confirms that the Boards considered the performance history of each Fund and has revised the disclosure accordingly.

October 22, 2024

9.	Comment: In the Q&A, in the response to the question “Why is the Merger being recommended by each Board?”, please add a cross-reference to the discussion of the effect of the Merger on advisory fees elsewhere in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

10.	Comment: In the Q&A, consider adding disclosure that each Fund has the same investment adviser and portfolio managers.

Response: The Registrant has revised the disclosure to add the suggested disclosure.

11.	Comment: In the Q&A, in the response to the question “How do the investment objectives, principal investments and risks of the Funds compare?”, please add a cross-reference to the fulsome discussion of comparative risks of investing in each Fund elsewhere in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure to add the requested cross reference.

12.	Comment: In the Q&A, the response to the question “Will the portfolios be repositioned prior to the Merger?” provides information on expected portfolio repositioning to align the Target Fund’s portfolio with the investment policies and restrictions of the Registrant. In disclosure comparing the investment policies and restrictions of the Funds, please highlight any differences that require pre-Merger portfolio repositioning.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

13.	Comment: In the Q&A, the response to the question “Will the portfolios be repositioned prior to the Merger?” provides information on expected portfolio repositioning to align the Target Fund’s portfolio with the investment policies and restrictions of the Registrant. Please explain supplementally whether de-levering is a driving factor of the repositioning.

Response: The Registrant confirms that de-levering is not a driving factor of any portfolio repositioning.

14.	Comment: Please revise the disclosure to present the dollar amount of capital loss carry-forwards of each Target Fund.

Response: The Registrant has revised the disclosure to include the dollar amount of capital loss carry-forwards for each Fund.

15.	Comment: In the Q&A, in the response to the question “How will the Merger affect stockholders of the Funds?”, please revise the disclosure to clarify that the Registrant will issue to preferred stockholders of the Target Fund in connection with the Merger the same number of preferred shares currently held by such preferred stockholders.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

October 22, 2024

16.	Comment: In the Q&A, the response to the question “How will the Merger affect stockholders of the Funds?” explains that each Fund and, indirectly, each Fund’s common stockholders will bear the costs of the Merger. Please explain supplementally whether preferred stockholders of the Funds will indirectly bear any costs of the Merger.

Response: The Registrant confirms that preferred stockholders of the Funds will not indirectly bear any of the costs borne by the Funds in connection with the Merger.

17.	Comment: In the Q&A, the response to the question “Is the Merger expected to be a taxable event for Target Fund stockholders?” explains that each Target Fund stockholder generally will not recognize any gain or loss in connection with the Merger. Please explain supplementally whether the Target Fund preferred stockholders also will generally not recognize any gain or loss in connection with the Merger and consider revising the disclosure in the Q&A and elsewhere in the Joint Proxy Statement/Prospectus to clarify the tax treatment with respect to preferred stockholders.

Response: The Registrant confirms that preferred stockholders are not expected to recognize gain or loss in connection with the Merger. The Registrant notes that the term “Target Fund stockholder” includes both common and preferred stockholders and that the disclosure specifically uses the term common stockholder or preferred stockholder where a difference is intended. Accordingly, the Registrant respectfully declines to modify the disclosure.

18.	Comment: In the Q&A, in the response to the question “Is the Merger expected to be a taxable event for Target Fund stockholders?”, please revise the disclosure to explain whether preferred stockholders of the Funds vote as a separate class and the implications of the preferred stockholders voting differently than the common stockholders in voting on the Merger.

Response: Approval of common stockholders and preferred stockholders, voting as a single class, of each of the Target Fund and the Acquiring Fund is required to approve the Merger and the Share Issuance, respectively. Because common and preferred stockholders vote as a single class, the Registrant does not believe further disclosure is required.

19.	Comment: In the Notice of Joint Special Meeting of Stockholders, please delete “if any” after “preferred stockholders” and explain supplementally whether the preferred stockholders of the Registrant are required to vote on the issuance of new preferred stock in connection with the Merger.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

20.	Comment: Please revise the cross-references in the document to include page numbers.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

October 22, 2024

21.	Comment: Under “The Proposed Merger” beginning on page 1 of the Joint Proxy Statement/Prospectus, please consider adding a statement regarding the tax consequences of the Merger on preferred stockholders.

Response: The Registrant has added disclosure in response to comments of the staff.

22.	Comment: Please explain supplementally whether the approval of common and preferred stockholders voting as a single class and/or separate classes is required to approve the Merger.

Response: Approval of common stockholders and preferred stockholders, voting as a single class, of each of the Target Fund and the Acquiring Fund is required to approve the Merger and the Share Issuance, respectively.

23.	Comment: Please move the pie charts comparing the asset types and investment structures of the Funds’ portfolio holdings so as not to interrupt the narrative comparison of the Funds’ principal investment strategies.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

24.	Comment: In the table comparing the non-fundamental principal investment policies of the Funds beginning on page 5 of the Joint Proxy Statement/Prospectus, the “Compare” column notes that certain policies are “similar.” Please revise the disclosure to highlight the material differences of such similar policies, if any.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

25.	Comment: The paragraph titled “Risks of the Funds” on page 8 of the Joint Proxy Statement/Prospectus highlights that both Funds are subject to non-U.S. securities risk. Please disclose any material differences between each Fund’s ability to invest in non-U.S. securities, if any.

Response: The Registrant confirms that neither Fund has a stated policy regarding the ability to invest in non-U.S. securities.

26.	Comment: In the paragraph titled “Risks of the Funds” on page 8 of the Joint Proxy Statement/Prospectus, please include a cross-reference to the comparison of risks of each Fund elsewhere in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

27.	Comment: Under “Risks of the Funds” on page 8 of the Joint Proxy Statement/Prospectus, please add a chart that compares the principal risks of investing in the Target Funds and the principal risks of investing in the Registrant and explains material differences.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

October 22, 2024

28.	Comment: Under “Description of the Shares” on page 8 of the Joint Proxy Statement/Prospectus, please revise the last sentence to clarify that each share of common and preferred stock is entitled to one vote in respect of matters on which they are entitled to vote.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

29.	Comment: Please revise disclosures in the Joint Proxy Statement/Prospectus regarding the frequency of distributions under each Fund’s managed distribution policy to resolve any discrepancies.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

30.	Comment: The section “Fees and Expenses” starting on page 9 of the Joint Proxy Statement/Prospectus contains separate tables presenting the fee and expenses ratios of each Fund as both a percentage of net assets and a percentage of managed assets. Please revise so that the table showing fee and expenses rations as a percentage of managed assets is included as a footnote to the net asset table.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

31.	Comment: In the section “Terms of the Agreement and Plan of Merger” starting on page 24, in the “Expenses” paragraph please add disclosure relating to the duties and related fees of the proxy solicitor engaged by the Funds or add a cross-reference to the discussion of this matter elsewhere in the Joint Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

32.	Comment: In the capitalization table on page 30, please add a footnote to the row titled “Unsecured Revolving Credit Facility” to disclose that any actions under such facility do not require a vote of the stockholders.

Response: The Registrant respectfully declines to make the requested change as it would be unusual for a credit agreement to grant voting rights to common and preferred stockholders.

33.	Comment: Please confirm supplementally that each Fund has only one class of common stock.

Response: The Registrant confirms that each Fund has only one class of common stock.

34.	Comment: Please explain supplementally any material differences between the rights of common and preferred stockholders of the Funds under each Fund’s organizational documents and consider adding disclosure in the Joint Proxy Statement/Prospectus if appropriate.

Response: The Charter and Bylaws of each Fund do not make any material distinction between the rights and preferences of common and preferred stockholders. However, the Articles Supplementary in respect of each series of preferred stock of each Fund provide for certain preferential rights to dividends and upon liquidation. Under the 1940 Act, preferred stockholders have the right to elect two directors. The Registrant believes that the Joint Proxy Statement/Prospectus describes such differences.

October 22, 2024

35.	Comment: The disclosure on page 30 of the Joint Proxy Statement/Prospectus indicates that each tax opinion issued under the Agreement and Plan of Merger will be based on customary assumptions and representations. Please confirm supplementally that these assumptions and representations conform with the guidance set forth in Staff Legal Bulletin No. 19.

Response: The Registrant confirms that the opinion will conform with applicable provisions of Staff Legal Bulletin No 19.

36.	Comment: Please confirm supplementally the treatment of broker non-votes as described on pages 72 and 73 of the Joint Proxy Statement/Prospectus and that such treatment complies with the requirements of New York Stock Exchange Rule 452.

Response: The Registrant so confirms.

37.	Comment: Please revise the disclosure on pages 72 and 73 of the Joint Proxy Statement/Prospectus to specify the percentage of shares of each Target Fund necessary to achieve quorum and to approve the Merger proposal.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

38.	Comment: Please confirm supplementally whether any standstill agreements have been entered into in connection with the Merger.

Response: The Registrant confirms that no standstill agreements have been entered into in connection with the Merger.

Accounting Comments

39.	Comment: In the Q&A captioned ”How will the Merger affect stockholders?”, please disclose the reason for the use of a subsidiary and the two steps of the transaction.

Response: The Registrant has added disclosure that the Merger subsidiary is being used for corporate and tax purposes.

40.	Comment: Please confirm that the expenses related to the creation and dissolution of the Merger subsidiary are included in estimate of Merger expense.

Response: The Registrant so confirms.

41.	Comment: Please ensure that the Merger is disclosed consistently throughout to reflect the two-part transaction.

Response: The Registrant has revised the disclosure as necessary to consistently describe the Merger.

October 22, 2024

42.	Comment: Please confirm that the fee table includes new debt issuance costs and amortization of debt in connection with the Merger.

Response: The Registrant confirms that the fee table, as revised in Pre-effective Amendment No. 1, includes such costs.

43.	Comment: Please correct the Expense Example to be based on $1,000.

Response: The Expense Example has been corrected.

44.	Comment: In the capitalization table, please confirm that dollar amount referenced in footnote 2 is correct.

Response: The referenced amount has been corrected.

45.	Comment: On p. 33 of the Joint Proxy Statement/Prospectus, please explain if there are debt issuance costs to be incurred in connection with the issuance of MRP in the Merger and the accounting treatment of those.

Response: There will be certain offering costs in connection with the issuance of MRP in the Merger. The Registrant has revised the fee table accordingly.

46.	Comment: On p. 73 of the Joint Proxy Statement/Prospectus, please clarify whether the Merger Sub is being formed solely for the purposes of effecting the Merger, whether it will have any assets, and whether it will be dissolved following the Merger.

Response: The Registrant confirms that Merger Sub is being formed solely for the Merger, will not have any assets prior to the closing and will be dissolved promptly following the closing. The Registrant has revised the disclosure accordingly.

47.	Comment: On p. S-45 of the Statement of Additional Information, please update the disclosure to refer to the Funds’ semi-annual financial statements and reference the repositioning disclosed earlier.

Response: The Registrant has revised the disclosure as requested.

48.	Comment: Please include a statement as to the performance and accounting survivor.

Response: The Registrant has made the requested change.

Please contact the undersigned at 312-609-7661 or Jacob Tiedt at 312-609-7697 if you have any questions.

October 22, 2024

Very truly yours,

/s/	Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.